Filed by REV Group, Inc.

(Commission File No.: 001-37999)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: REV Group, Inc.

(Commission File No.: 001-37999)

The following is a transcript of the investor call held by REV Group, Inc. and Terex Corporation on October 30, 2025.

CORPORATE SPEAKERS:

Derek Everitt

Terex Corporation; Vice President of Investor Relations

Simon Meester

Terex Corporation; President & Chief Executive Oﬃcer

Mark Skonieczny

REV Group; President and Chief Executive Oﬃcer

Jennifer Kong-Picarello

Terex Corporation; Senior Vice President & Chief Financial Oﬃcer

Amy Campbell

REV Group; Chief Financial Oﬃcer

PARTICIPANTS:

Stephen Volkmann

Jeﬀeries; Analyst

Mircea Dobre

Robert W. Baird & Co. Incorporated; Analyst

Jamie Cook

Truist Securities, Inc.; Analyst

David Raso

Evercore ISI Institutional Equities; Managing Director

Timothy Thein

Raymond James & Associates, Inc.; Managing Director

Michael Shlisky

D.A. Davidson; Managing Director

Kyle Menges

Citigroup Inc.; Analyst

Angel Castillo Malpica

Morgan Stanley; Analyst

Steve Barger

KeyBanc Capital Markets Inc.; Managing Director

PRESENTATION:

Operator: Greetings. And welcome to the Terex and REV Group Merger Call. (Operator Instructions)

As a reminder this conference is being recorded.

It is now my pleasure to introduce your host, Derek Everitt, Vice President of Investor Relations. Please go ahead.

Derek Everitt: Good morning. And thank you for joining us to discuss the planned merger of Terex Corporation and REV Group, and Terex's intention to exit its Aerial Segment.

A copy of the related press release and presentation slides are posted at investors.terex.com and investors.revgroup.com.

The replay and slide presentation will also be available on those websites.

This morning Terex also announced its third quarter 2025 earnings. The corresponding presentation and press release are posted at investors.terex.com.

Please turn to Slide 2 of the merger presentation, which reﬂects our safe harbor statement.

Today's conference call contains forward-looking statements, which are subject to risks that could cause actual results to be materially diﬀerent from those expressed or implied. These risks are described in greater detail in the presentation and in our reports ﬁled with the SEC.

In addition, we will be discussing non-GAAP ﬁnancial information we believe is useful in evaluating operating performance. Reconciliations for these non-GAAP measures can be found in the conference commentary.

References to year is same year unless otherwise stated. Terex's ﬁscal year-end is December 31. And REV's ﬁscal year-end is October 31. References to the merged company's ﬁnancial year on a pro forma basis reﬂect these diﬀerent ﬁscal years.

On Slide 3, we provide additional information and links to related documentation.

Continuing to Slide 4.

Today's presenters will be Terex's President and Chief Executive Oﬃcer, Simon Meester; and REV Group President and Chief Executive Oﬃcer, Mark Skonieczny.

Jennifer Kong-Picarello, Terex's Senior Vice President and Chief Financial Oﬃcer; and Amy Campbell, Chief Financial Oﬃcer of REV Group, will also be participating in the Q&A session that will follow the prepared remarks.

Please turn to Slide 5.

And I'll turn it over to Simon.

Simon Meester: Thanks, Derek. Good morning, everyone. And thank you for joining us today as we launch a transformative new chapter for Terex and REV Group.

Before we discuss this exciting new step, I want to take a brief moment to thank the Terex team for another solid quarter. We delivered $1.50 of EPS on sales of $1.4 billion, with a cash conversion of 200% and are maintaining our full year outlook.

The team continues to execute really well. We successfully completed the ESG integration, and we're very excited about what's next.

Today, we are announcing the merger of two great companies to create a U.S.-centric large-scale specialty equipment manufacturer with iconic leading brands serving highly resilient and growing end markets. The new combined company will be truly transformational in makeup and markets served.

With complementary operations, management systems and channels, we have created the opportunity to unlock signiﬁcant readily achievable synergies making a combined company stronger and more competitive that we win for our customers, our team members and our shareholders.

We believe the ﬁnancial proﬁle, growth potential and leverage is highly attractive and will deliver signiﬁcant value to Terex and REV Group shareholders.

In addition to stronger, more predictable earnings and associated free cash ﬂow, the combined company will have a low capital intensity proﬁle, providing a solid foundation for future proﬁt enhancing and growth investments.

Let's move to Slide 6 to review the transaction in more detail.

Terex and REV has entered into a deﬁnitive agreement to merge in a stock and cash transaction that will result in Terex shareholders owning 58% and REV shareholders 42% of the combined company. This allows both Terex and REV shareholders to participate in the potential upside of the combined company.

REV shareholders will also receive $425 million in cash consideration. The combined company will trade on the New York Stock Exchange under the current Terex stock ticker, TEX, and I will serve as CEO of the combined company, supported by a proven management team that reﬂects the strengths and capabilities of both organizations.

At closing, the Board will be comprised of seven directors from Terex and ﬁve from REV.

We expect to complete the merger in the ﬁrst half of 2026, subject to customary closing conditions.

Our teams have developed a detailed plan to deliver at least $75 million in annual synergies contributing to the highly attractive ﬁnancial proﬁle of the new company.

We're also announcing that we plan to exit our Aerial Segment and are evaluating a potential sale or spinoﬀ. This exit will signiﬁcantly reduce our exposure to cyclical end markets. Considering the achievement of synergies and the exit of Aerial Segment, the merged company is expected to provide a mid-teens adjusted EBITDA earnings proﬁle in ﬁscal 2025 on a pro forma basis, near the top end of the specialty equipment peer group.

At closing, the combined company is expected to have a strong balance sheet and liquidity position with approximately 2.5x leverage on a pro forma basis with the opportunity to delever further on the exit of the Aerial business.

Turning to Slide 7, and I'll hand it over to Mark.

Mark Skonieczny: Thanks, Simon. And good morning, everyone.

Speaking on behalf of the REV Team, I'm excited about joining forces with Terex and embarking on the next chapter of our transformation, becoming an even stronger company with new opportunities to leverage our combined scale and operating systems to drive product innovation and even greater eﬃciency. Both our teams have done a lot to transform our businesses over the past several years.

We have taken steps to strengthen our respective portfolios by acquiring highly regarded businesses and making them even better while driving greater focus by divesting businesses that do align with our strategic direction, our ﬁnancial thresholds.

Over the past few years, the REV team has deployed its operating system to drive broad-based improvements within the business. We executed simpliﬁcation and process ﬂow improvements across our manufacturing footprint, work diligently to improve safety and invested in onboarding and training for our employees.

Our sourcing team fortiﬁed the supply chain for multi-sourcing initiatives that lowered costs and made material ﬂow more dependable and less exposed to market disruptions. And we are now in the early stages of product simpliﬁcation and commonization that we believe are the next steps in maximizing our operational potential.

I am proud of the hard work and improvements delivered by our team over the past three years and believe the company has reached a level of performance that provides a foundation for even greater momentum. Combining with Terex is a unique opportunity that we believe will create meaningful value for our shareholders.

Simon Meester: I agree, Mark. Terex went through a similar rationalization exercise in recent years. And when Terex acquired ESG last year, we took a signiﬁcant step to strengthen our portfolio, improve our margin proﬁle with higher and more predictable earnings and associated cash ﬂow.

The recently announced divestiture of our Italian crane business that we expect to close very soon was another step in that direction. And clearly, merging with REV and exiting the Aerial segment will take our performance to another level.

All that said, we are still in the early innings of our strategic transformation with signiﬁcant synergies to deliver and growth opportunities across each of our end market verticals to continue to create shareholder value beyond this merger.

Let's turn to Slide 8.

We are merging two strong companies to produce a combination that will clearly be created in the sum of the parts. After completing the Aerial's exit and adding $75 million in synergy value, the pro forma company is expected to deliver EBITDA margins of about 14% with a cash conversion of approximately 85%.

At $5.8 billion in revenue, we will have meaningful scale with a strong balance sheet, well positioned to continue to invest and create additional value for our shareholders.

Moving to Page 9. The combined company will be U.S.-centric competing in a diverse and balanced set of attractive end markets. Approximately 85% of the combined revenue will be generated in North America with the vast majority from products that are made in our combined U.S. manufacturing network. The portfolio will be well balanced with about 40% of sales related to specialty vehicles with the remainder split between environmental solutions and materials processing.

Each business has a demonstrated track record of delivering resilient and predictable operating results to a large degree because of the resilient end markets they serve.

From a Terex perspective, the pro forma end market proﬁle will be less cyclical than ever before in our history. And by design, with nearly 60% of revenue associated with emergency vehicles and waste collection, the signiﬁcant share of our volume is tied to essential services that are not subject to economic ebbs and ﬂows like other markets.

On the utility side, we expect accelerated growth for years ahead stemming from AI, data centers and the need to signiﬁcantly upgrade the U.S. power grid.

We also continue to see growth for infrastructure spending in the United States, Europe and around the world, which will beneﬁt our materials processing business.

Turning to Slide 10, and you will see a snapshot of some of our great products and brands.

We are a leading player in each of these markets. As I mentioned earlier, with combined pro forma sales of $5.8 billion, the total addressable end market for our products provide signiﬁcant opportunity for additional penetration and growth. Terex utilities manufacturers, bucket trucks, digger derricks and related products that enable lineman to work safely on life electrical transmission and distribution lines across North America, a key advantage to maximize great uptime with emerging opportunity overseas.

As a leading player in this space, we are increasing capacity and throughput within our current manufacturing footprint as we see share gain opportunities in this expanding market.

Our ESG business is a leader in refuse collection vehicles, compactors and related digital products. The Heil brand is regarded as a technology leader with a full range of automated side loaders, front loaders and multiple digital products.

Our 3rd Eye digital platform is a meaningful and growing revenue stream on the refuse side, of environmental solutions with extension opportunities across every vertical.

In the center, you will see examples of our extensive materials processing product range.

Our Powerscreen and Finlay brands are global leaders in mobile crushing and screening within the broad aggregate industry and relatively new brands such as Ecotec are leveraging core MP technology to expand into environmental and other adjacent markets.

Examples of our industrial vehicles range include Advance, a market leader in front discharge cement mixers and [hooks], material handlers, sold to scrap, recycling and port customers around the world.

Turning to specialty vehicles. REV has developed an extensive line of ﬁre trucks and ambulances, all under brands such as eOne, Spartan, AAV and Wheeled Coach that are recognized as market leaders in quality and reliability by the ﬁrst responder community. REV's nationwide customer base is supported by an extensive dealer network to ensure their vehicles are available to execute their life-saving duties.

In addition, REV's niche portfolio of motorized recreational vehicles include such leading brands as Fleetwood and Renegade.

Turning to Slide 11.

Common characteristics across many of our end markets include economic cycle resiliency through reliable replacement demand in aftermarket service. Market growth supported by secular tailwinds and the ability to diﬀerentiate through quality, technology and life cycle support.

The emergency response ﬂeet with the support of its dealer network serves the nation's ﬁrst responders from volunteers in small towns to the largest cities that own ﬂeets of hundreds of ﬁre trucks and ambulances and everything in between.

We continue to see demographic trends including outward suburban expansion that leads to municipalities growing their ﬂeets. REV has done an excellent job of customizing its product oﬀerings to align with the needs of this diverse customer base and vastly diﬀerent infrastructure requirements.

Its end customers have stable budgets, supported by municipal tax receipts and departments that prioritize emergency vehicle replacement and ﬂeet growth to maintain coverage requirements.

There are similar dynamics in waste and recycling, where growth is fueled by four main drivers, starting with population and economic growth, more consumption, generating more trash. And second, disciplined vehicle replacement, particularly with the national ﬂeets and large municipalities. Third, accelerated replacement demand driven by innovation leading to lower total cost of collections from products such as automated side loaders that replace manual rear loaders and reduce emissions delivered by our CNG oﬀerings. And ﬁnally, growth in digital solutions where we are the clear leader in this space.

Within Infrastructure, there are plenty of runway ahead with the allocated government spending with a clear need for more investments ahead.

In the U.S. alone, the backlog of mega projects continues to grow providing a tailwind through 2030 at least.

Looking abroad, we are seeing infrastructure spending momentum across Europe, while the Middle East and India, where MP already has a strong presence also continues to grow. And ﬁnally, the utilities market is also poised for signiﬁcant net market growth.

Demand on the U.S. electrical grid is increasing with the majority of data center-related growth still yet to come.

Industry forecasts anticipate public power and independently owned utilities CapEx to grow between 8% and 15% per year through 2030.

So with this portfolio leading businesses, we think we're very well positioned for growth for years to come.

Let's turn to Page 12, and I'll hand it over to Mark.

Mark Skonieczny: Thanks, Simon.

I agree the combined company is well positioned for sustained growth. The investments we have made in our respective operating systems will help ensure we capitalize on those growth opportunities and deliver the synergy value that we have to ﬁnd here today. Through our operating systems, our companies have provided a framework designed to drive excellence across all aspects of our organization, from operational eﬃciency and innovation to customer satisfaction and employee development.

By leveraging a structured set of tools, processes and performance metrics, these programs ensure consistent execution of our strategic priorities, fostering sustainable growth and proﬁtability.

They empower teams at all levels to focus on continuous improvement, problem solving and value delivery, creating measurable beneﬁts for customers, employees, shareholders and communities alike. This disciplined approach will align the combined company towards achieving world-class results while reinforcing our commitment to being trusted leaders in the industries we serve while delivering value to our shareholders.

Simon Meester: And at Terex, we launched the Terex Operating System, which is very well aligned in its design and purpose with the REV system to accelerate continuous improvement and leverage our growing scale.

We also reﬁned the integration excellence playbook component of our operating system as we integrated ESG there at muscle memory from its past and got it back in shape recently, setting us up well to execute this integration.

Our organizations also share a performance-based culture. The combined team will be energized and fully capable of capitalizing on the many opportunities that lie ahead.

Let's move to Slide 13 to talk more about the $75 million in synergies.

Our teams have already started to lay the groundwork for synergy realization. We have a detailed project plan and will hit the ground running the day we close. We expect to achieve about half of the $75 million run rate within the ﬁrst 12 months as we consolidate corporate activities and eliminate duplication.

Sourcing savings will ramp up starting with simpler categories like MRO, hardware, steel and more standard material before moving into more customized engineered components.

Ultimately, every category will be addressed by the team, resulting in a more resilient and cost-eﬃcient supply base.

On the operational side, we will build on the best practice sharing that has been done within both organizations and extend them across the company. The extensive U.S. footprint will provide greater optionality to increase domestic capacity, leveraging our combined capabilities.

We expect go-to-market synergies over time as we optimize distribution channels and customer relationships, and we see meaningful opportunities to extend our 3rd Eye digital platform in the ﬁre and ambulance verticals in the future building on the technology developing refuse, which we have started to extend into our utilities and concrete businesses.

The mission-critical status and intense conditions faced by ﬁrst responders creates a natural use case for enhanced situational awareness for better maneuverability and safety provided by the 3rd Eye digital platform.

We have a lot of exciting value creation opportunities and a track record of delivering. Turning to Slide 14.

With this transaction, we are essentially rebaselining the new company with much more resiliency and predictability in both top and bottom line performance, in diﬀerent end market mix and an overall enhanced margin proﬁle.

As an example, we are signiﬁcantly reducing our exposure to the cyclical construction markets. We believe that equity markets value resilience, predictable earnings and reward growth, the transformational actions we announced today hit both nodes.

The exit of the Aerial segment further enhances that proﬁle by removing cyclicality in the combined business.

With pro forma 2025 estimated EBITDA margin of 14%, we are creating a company with greater revenue growth potential and reduce earnings cyclicality that we believe is highly sought after by market participants. Moreover, our combined balance sheet provides optionality to take additional strategic steps over time to grow and further improve this attractive ﬁnancial proﬁle.

Let's wrap up our prepared remarks on Slide 15.

Merging Terex and REV creates a large-scale specialty equipment manufacturer with a highly synergistic portfolio of leading businesses across a diverse set of attractive growing resilient markets. We see a strong ﬁt between our cultures and our management systems.

We have the playbook, the muscle memory and the team in place to execute our integration plans and unlock at least $75 million in annual synergy value.

We will leverage our share capabilities to outperform in our end markets and generate strong earnings and free cash ﬂow. We purposely structured the transaction to result in a strong balance sheet and ﬂexible capital structure to enable future organic and inorganic investments.

I want to close by thanking the REV and Terex team members for their tireless eﬀorts, getting us to this point. I look forward to the exciting future ahead for our combined companies.

And with that, I would like to open it up for questions. Operator?

Operator: (Operator Instructions) Our ﬁrst question comes from the line of Stephen Volkmann from Jeﬀeries.

Stephen Volkmann: Great and congratulations. I don't usually say that, but this seems like a lot of work in a big transaction. So best of luck on all that.

I guess I'm curious, maybe as a starting point, Simon, you talked about the sort of more stable proﬁle and the cost synergies, which all kind of makes sense. But what are you thinking strategically relative to growth going forward? I know you listed some speciﬁc growth things, but there were mostly kind of stuﬀ that I think we already thought Terex had. So how does this kind of jump start growth for you over the next sort of ﬁve years or so?

Simon Meester: Yes, Steve, thanks for the question. And yes, thank you.

We are obviously very excited announcing the merger this morning. We think it checks all the right boxes. And to your point, it creates a new signiﬁcantly less cyclical combined portfolio with attractive and growing addressable markets.

And yes, besides the synergies that this brings and the more predictable proﬁle, we do see a lot of growth potential, as I mentioned in our prepared remarks, across all of our verticals. And a lot of that is tied to just urban expansion, population growth, electrical grid upgrades, infrastructure investments, but also more waste than recycling. And that's just the addressable markets as they grow.

But then as this group comes together, we also see a lot of opportunities in customers that we both cover in products that we can develop together. I'm thinking about the digital use cases that we referenced in our prepared remarks that we see use cases, for example, in some of the REV applications with our 3rd Eye products. So we see a lot of growth upside in both purely addressable market and in terms of revenue synergies.

Stephen Volkmann: Okay. Great. And then maybe just a follow-up relative to the AWP sale or spin. That's interesting from a timing perspective because I guess, one might argue that things are sort of bumping along the bottom there. Why not sort of hold on to that until a better business and sell it at some other point?

Simon Meester: Yes. Great question.

We think that the Aerial's journey is very well documented on how it performs through the cycle. Our Aerial's business has a strong brand, strong team, strong footprint, strong legacy. We are excited about the product portfolio and its pipeline.

And obviously, the level playing ﬁeld now that we have these two favorable antidumping rulings in both North America and in Europe. And we are convinced that there will be plenty of suitors out there will recognize the through-cycle value that we believe the Aerial's business will bring to their portfolio.

So we think that, that is transparent enough.

Operator: Our next question comes from the line of Mig Dobre from Baird.

Mircea Dobre: I guess I also have a question for Mark, and this is a REV Group perspective here.

I'm just sort of curious, Mark, to give your thoughts in terms of how this transaction came to be? And how you evaluated value creation from the standpoint of the REV Group shareholders? Your Specialty Vehicles business has done well. And you're clearly on a path to expand margins with a lot more to come as we look at the next couple of years, right? So that opportunity is still ahead.

So as you think about this business now being part of Terex. Why does it make sense to enact this merger at this point? And from a valuation standpoint, I don't know if I'm doing the math correctly, but it looks to me like the transaction implies about 11x EBITDA on 2026. If that's correct, how did you think about the right valuation framework to apply in this transaction?

Mark Skonieczny: Yes. Sure.

So obviously from how it came about just through the normal course of [banker] discussions and the opportunity that was presented was really compelling as we've said in our prepared remarks.

But as we also talked about, it's just a natural step in the transformation journey. And I think, Mig, in the past, we've talked about what kind of products that we'd be looking for, what kind of companies we'd be looking for. And obviously we've stressed something in the refuse or utility space was always on our radar.

When you look at the leading brands that come together in this portfolio, it was just a natural ﬁt for us, especially with the exit of the Aerial's business when you put these two companies together.

And from a valuation perspective, when you look at the mix of the consideration, it treats both shareholders very well and it provides the ability to participate in future upside of the company, the combined company, and the $425 million of cash consideration still leaves a strong balance sheet for the new company.

So if you look at our shareholders speciﬁcally, they continue to participate in the upside that you are quoting there. But also get to participate in the synergy realization of $75 million and to participate in the value unlock associated with Aerial exit, which we've included in that -- in the deck.

So I think that really was the construct and how we came about it and how I looked at it both from an operational, good tangential products and ultimately, the value creation that it gives our shareholders.

Mircea Dobre: Okay. And then my follow-up, $75 million of synergies, certainly not a bad number, but as a percentage of sales for the combined entity, it doesn't seem like a big hurdle.

So I'm kind of curious to what degree this number might prove conservative over time. And we haven't really talked about RV. I know this has been part of the REV portfolio, a smaller business, but perhaps less of a focus? Is RV considered for potential sales divestiture in the near term as well?

Simon Meester: Yes. Thanks, Mig.

So yes, $75 million run rate going into 2028. We think 50% is -- will be achieved within 12 months after closing. We have very similar operating systems, very similar culture. So we do think we will hit the ground running, and we have a good pipeline.

We just want to walk before we run. And I think similarly to when we announced the ESG synergies, we just want to make sure that we manage the pipeline accordingly. And then obviously we're going to try to overdrive the number, but that is the number that we're currently communicating, and we're going to do our best to exceed that expectation.

And when it comes to the RV business, ﬁrst and foremost, we're going to focus on the things that we are announcing today, the integration of the two companies, the execution on the synergies and then the Aerial's exit.

But going forward, we will continue to assess the eﬀectiveness of our portfolio as both companies have done and will continue to do and just -- and make the right decisions for our shareholders.

Operator: Our next question comes from the line of Jamie Cook from Truist.

Jamie Cook: Congratulations on the transaction.

I guess my ﬁrst question, Simon, back to the unlocking of shareholder value. Key to that, obviously is you guys either selling or spinning the Access business. So I'm just wondering your conﬁdence level in sale versus spin and potential timing because if it's a spin, I guess I'd be probably more concerned with the market would value the Access business. So ﬁrst that.

And then I guess my second question, wondering if you could talk a little more about the opportunity with 3rd Eye. You mentioned it a little in your prepared remarks and whether with the two combined companies, what the aftermarket is as a percent of sales? And is there a bigger aftermarket story here, the ability to grow aftermarket and increase it as a percent of the total to again reduce cyclicality and potentially improve margins further?

Simon Meester: Yes. Maybe I'll talk about Aerials and then maybe, Mark, you can share a little bit your thoughts on digital in the applications that your business addresses.

So on Aerial, yes, as I mentioned earlier, the Aerial's business is a great business. There's a lot of equity in the brands. There's obviously 60 years of history, part of the founders of that industry. And it's been a public reporting segment for almost 20-some years or so.

So we think it is very well known what the Aerial business does and can do through the cycle. It is a cyclical business, but there are suitors out there that like that kind of proﬁle. So we are not concerned that there won't be any suitors. Quite the opposite. We think there will be quite a few.

So for the simple matter is that it's a very recognized business on how it performs through the cycle.

Mark, do you want to take the digital question?

Mark Skonieczny: Yes. I think, Jamie, I won't address the aftermarket side. But obviously as I visited the facilities and look at the products, and there's just a plug-and-play replacement for some of the cameras that we use, but also the back-end software capabilities.

We are in the beginning stages of looking at telematics and other things that, that product oﬀers. So it's really an advancement of some of the things that we are doing from an innovation side. So it really gives us an upper hand in advancing that.

So I would say the aftermarket part of that comes afterwards, obviously but the initial install will be very favorable to the combined company, which is what we referred to.

So I think that we're excited about that and the opportunity and the advancement that this gives us on the innovation side of the -- especially on the municipal-based businesses like we've talked about.

Operator: Next question comes from the line of David Raso from Evercore.

David Raso: I was curious, Simon, the decision to exit Aerial, when was that strategic decision made? Was that something you thought about when you became CEO about two years ago? Was that already on the agenda? Or would you say it was more related to the potential swap here in businesses?

Simon Meester: Yes. We have always had the intent to make our portfolio less cyclical. And the ﬁrst step, we kind of diluted the cyclical part of our portfolio by means of the ESG integration. And I think that's exactly what happened, and our stock has shown more resiliency as a result of it in the last 12 months. And it's been a very successful integration.

And then as this deal was -- or this opportunity was presented to us, we just started to analyze and we saw the merit and we saw the clear value that it would bring to our shareholders and that it would be that next step in terms of making the portfolio less cyclical.

So no, it's just something that's kind of evolved organically over the last couple of months. And then we felt that it was a really compelling case and hence the reason we pushed forward with it.

David Raso: Yes. I'm just trying to get a sense of how far along are we already in you understanding who the potential buyers are? Are books out already? Just trying to get a sense of the timing, if it's something you've thought of for a while. And as you discussed, you feel like the earnings over the cycle are well understood enough. The timing of the sale, maybe you're a little less sensitive to than others could believe.

But just curious, how far along are you in this process knowing who the potential buyers are? And are the books already out?

Simon Meester: Yes. No, they're not out. But yes, obviously we talk to a lot of people just as you do. As I said, I think it's -- the business is well understood. And I think it's also, as I mentioned a couple of times, very well documented on how it performs through the cycle.

And I don't want to get into too much detail on who we're talking to and what's going on. But we're starting the process formally today. And we will -- we feel conﬁdent that there will be plenty of suitors that will reach out to us over the next couple of days, weeks.

David Raso: Okay. But safe to say this is not ground zero starting the process. It's been something that's been in the works at least in that, okay.

Simon Meester: Yes.

Operator: Our next question comes from the line of Tim Thein from Raymond James.

Timothy Thein: The question I had was on distribution, speciﬁcally as it relates to Terex's ESG segment and the Specialty Vehicles group of  REV Group. I'm just curious if there is any overlap there.

I'm thinking – I know there's some mix of direct sales as well as what goes through dealers. And so again, I'm just thinking to the extent there's overlap or any potential kind of channel conﬂict just given that a lot of these specialty dealers will carry multiple lines and multiple brands. And so I'm just thinking if that's any issue that has to be thought through.

Mark Skonieczny: Tim, this is Mark. And from our perspective, and we've looked at that, there is no overlap across these channels, which sort of is again, the beauty of this transaction, bringing these complementary products together. So there is no overlap that we're aware of that will cause an issue.

Timothy Thein: Got it. Okay. And then just on the -- I apologize if I missed it, but was there a timeline in terms of -- for the AWP sale or spin? And then anything you can help us with respect to the tax basis of that business as we think about those two potential options?

Simon Meester: Yes. We have not communicated an explicit timeline. And yes, we will keep you updated as material developments occur but nothing else to share on that at this point.

Operator: Our next question comes from the line of Michael Shlisky from D.A. Davidson.

Michael Shlisky: Congratulations. I wanted to circle back to Mig's question and just kind of follow up there.

Looking at the 2026 EBITDA for REV Group, Mark, it is looking like around 11x, but you had some pretty sharp increases in your 2027, 2028 outlook where you have much higher than that, 25%, 35% higher by that point, roughly $75 million worth. So I guess, one, I want to make sure that you're not double counting. You're still on track to get that 2027, 2028 EBITDA goal that you've already stated.

And then secondly -- and this is all new synergies beyond that. And then secondly, I think the multiple is a lot lower or a bit lower when you consider that most of that number in 2027, 2028 is I don't want to say in the bag, but largely booked because it's a lot of ﬁre trucks. So I'm just curious how you engage in discussions, given what you know about where you think that is going as opposed to where it's been and the trailing EBITDA?

Mark Skonieczny: Yes. Again, I think this transaction allows our shareholders to continue to participate in that as you've seen in our quarterly results and the fact that we've been ahead of the targets for 2027.

So from the progression to those targets. So we feel very good about the accomplishments that we've had so far to date with the throughput increases and the margin realization that you're pointing out.

So this is not a reﬂection at all of our ability to hit those. We are very conﬁdent in those numbers that those, and they were obviously supported the deal when we looked at valuations for both sides of the shareholder base. So I would say that.

And then obviously the synergies on top, as you pointed out, gives us value creation as well as the ability to participate in the unlock, like I said, to Mig on the Aerial exit on the side of the Terex house. So ultimately, I think all that was taken into consideration when we did the deal.

Michael Shlisky: Okay. And then secondly, I wanted to ask the synergy outlook for the combined company. Is that combined with Aerials or without? I guess I'm kind of curious, you'll get some synergies on purchasing steel and so forth post the merger, but are there dissynergies if and when you spin oﬀ the Aerials and you'll have the opposite. We'll have a little bit less scale on buying steel and other components.

I guess I just want to know is it net or is it gross, the current synergy expectation?

Jennifer Kong-Picarello:  This is Jen. That's a net amount. So we have taken into account the dissynergies.

Operator: Our next question comes from the line of Kyle Menges from Citigroup.

Kyle Menges: Congratulations on the deal.

I am curious how you're thinking about integration of these two entities over time. It looks like there's some operational cost revenue synergies, especially between the ES segment and REV Group's businesses, but also looks like these two will kind of run as individual segments. So any thoughts there would be helpful.

Simon Meester: Yes. Thanks for the question.

Yes, ﬁrst of all, in terms of integration, the plumbing, so to speak, will follow the same playbook that we used for the ESG integration. And we think we have a strong process there and a strong track record on doing these kind of integrations. And then the way we will complete the segment's makeup, so to speak, is that the REV segment will become a dedicated third segment to the Terex portfolio.

Kyle Menges: Got it. And then on synergies, it feels like the bulk of cost and revenue synergy would be between the ES segment and REV Group. So curious what the synergy is between REV Group and Materials Processing and just now how you think Materials Processing, how that segment ﬁts in the portfolio?

Simon Meester: Yes. The big swings are the -- obviously the corporate cost synergies because we're merging two public companies. And then there is multiple eﬃciencies in SG&A and supply chain and logistics.

Also in terms of our shared services footprint, there are synergies there and then a big one in terms of manufacturing best practices. And one of the examples I'd like to call out is if you look at what -- how our utilities margins, for example, have improved over the last 12 months just by the virtue of now reporting into the ES segment, you can see that how those manufacturing best practices can really drive margins up.

So those are the big swings in terms of synergies between the two companies.

Operator: Our last question comes from the line of Angel Castillo from Morgan Stanley.

Angel Castillo Malpica: Congrats on the deal announcement.

Simon, just wanted to go back to the point on cyclicality on Aerial, I understand, and I think this has been asked in a number of diﬀerent ways, but I just wanted to touch on it a little bit more. Just given you don't need the proceeds to kind of delever to a reasonable range here, why not keep Aerials as a means of kind of maintaining some diversiﬁcation in terms of kind of end market exposure near term?

And maybe just kind of -- that's just kind of a diﬀerent way of asking basically, if you don't mind kind of expanding on some of the implications of the intention to sell Aerials on kind of your view of either the near-term upside opportunity associated with the U.S. rate cycle or kind of improvement there and also the longer-term views of the ability of Aerials to kind of achieve mid-teens margins kind of through the cycle, I believe that I think that was kind of the longer-term target.

So if you could just talk about -- are these positives getting pushed out to the right? Any structural changes to kind of how you look at that business would be helpful.

Simon Meester: Yes. Thanks for the question.

So yes, we're basically -- with this merger, we wanted to rebaseline the company. That's what we wanted to do. So with these -- with the REV Group and our Materials Processing segment and our Environmental Solutions segment, we're basically becoming a new company.

And what we want to pursue is a more predictable, much less cyclical kind of earnings proﬁle. That's what we want to do with the company going forward. And we believe that Aerials is a proven business. It's a strong business. There is a lot of upside coming from the mega projects alone in the United States. And then obviously we see now Europe starting to invest in infrastructure, public construction as well which will fuel further demand.

We're not going to get into guiding, obviously, for 2026 here on this call today, but we think there is a lot of upside for the Aerials business for years to come. And then combine it with, I think, a well-documented proven track record on how it performs through the cycle, we think it's a very nice business for anyone.

Angel Castillo Malpica: That's very helpful. And maybe just could you touch on -- I guess, comment on what you kind of perceive would be kind of the fair value for this business given the current demand backdrop and everything you just discussed? And importantly, as it pertains to potentially diﬀerent avenues to divest. Any concerns over the current geopolitical kind of environment and whether that limits the potential range of interested parties in these assets?

I guess we're asking -- I'm asking because there's been other construction OEMs who kind of put on pause some intentions to sell assets due to kind of geopolitical challenges, maybe limiting international parties from moving forward. So just curious if you could comment on that.

Simon Meester: Yes. I'm not going to comment on any kind of valuation. I think that, that would be too premature on this call.

And in terms of its appeal, I mean it's one of the -- it's a leading brand in its space. It's a very strong business with a strong brand. We have a level playing ﬁeld in its addressable market, which means that there is no immediate risk for any kind of dumping activities in North America and Europe.

So an attractive end market. And it has a pretty strong U.S. base.

So quite honestly, I see it as the exact opposite. I see it as a very interesting asset that could give any owner a meaningful footprint in a very attractive end market and a big part of that being the United States and Europe, which are -- which is probably 90% of it anyway, if not more.

So I see it completely opposite. I think it's a very attractive asset.

Operator: We have a question from Steve Barger from KeyBanc.

Steve Barger: And sorry, I didn't have time to look this up, but can you tell me the dollar amount and duration in years of REV Group's backlog and maybe the concentration of it by product category, if you report that?

Mark Skonieczny: We don't report it by product category, but maybe, Amy, you want to take that. But it's about $4.5 billion all in and 2- to 2.5-year backlog. I don't know if you want to comment on.

Amy Campbell: You answered the question pretty well there, Mark.

No. That's correct. We have a $4.5 billion backlog. We do break that out, $4.2 billion of that is in what we consider our Specialty Vehicle segment and about $300 million is in our Recreational Vehicle segment. And that 2- to 2.5-year backlog is strictly for those ﬁre trucks and ambulances.

Steve Barger: Got it. And there are other ﬁre truck and municipally oriented companies out there that, in some cases, have higher than current margins embedded in backlog due to strong pricing. Is that the case with REV Group as well?

Amy Campbell: Yes. We have the same.

During the pandemic, we saw backlogs for emerged ﬁre and emergency equipment manufacturers increase across really all brands. And all of the providers of that equipment have been working through those backlogs and continue to work through those backlogs.

Operator: That concludes our question and answer session.

I'd now like to turn the call over back to Mr. Simon Meester for closing remarks.

Simon Meester: All right. Thank you.

So thank you for your questions today. I want to just reemphasize how excited we are by today's announcement.

We are merging two great companies, creating a low cyclical portfolio with strong synergies, a better margin proﬁle, a U.S.-centric footprint, leading brands and last but not least, a low capital intense kind of structure. So we're very excited on how this sets up and the value that it brings to our shareholders.

So with that, I want to thank you. If you have any additional questions, please follow up with the respective Investor Relations leads.

Operator, please disconnect the call.

Operator: This concludes today's session

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about REV Group Inc.’s (“REV Group”), Terex Corporation’s (“Terex”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between REV Group and Terex (the “Transaction”), including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Terex and REV Group;  the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Terex and REV Group operate; any failure to promptly and effectively integrate the businesses of Terex and REV Group; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Terex’s or REV Group’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; Terex’s issuance of additional shares of its capital stock in connection with the Transaction; the risk that Terex’s exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex’s Aerials segment is not on favorable terms; and the diversion of management’s attention and time to the Transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV Group or Terex in connection with the Transaction.

Additional important factors relating to Terex and REV Group that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

These factors are not necessarily all of the factors that could cause Terex’s, REV Group’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV Group’s or the combined company’s results.

All forward-looking statements attributable to Terex, REV Group, or the combined company, or persons acting on Terex’s or REV Group’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV Group do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV Group updates one or more forward-looking statements, no inference should be drawn that Terex or REV Group will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV Group and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, Terex will file with the SEC a Registration Statement on Form S-4 to register the shares of Terex common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of Terex and REV Group that also constitutes a prospectus of Terex. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Terex and REV Group.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV GROUP, THE COMBINED COMPANY, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV Group through the website maintained by the SEC at http://www.sec.gov from Terex at its website, https://www.terex.com/ or from REV Group at its website, https://revgroup.com (information included on or accessible through either of Terex’s or REV Group’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Terex, REV Group, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV Group and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled “Executive Compensation Program”, “Executive Compensation Practices”, “Executive Compensation Components”, “Director Compensation”, “Executive Compensation Tables”, and “Security Ownership of Certain Beneficial Owners and Management” included in Terex’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex’s directors and executive officers; and in other documents subsequently filed by Terex with the SEC.  Information about the directors and executive officers of REV Group and their ownership of REV Group common stock is set forth in the sections entitled “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, and “Executive Compensation Tables” included in the definitive proxy statement  for REV Group’s 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV Group’s directors and executive officers; and in other documents subsequently filed by REV Group with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”